October 9, 2019

Eliot Bencuya
Chief Executive Officer
1st stREIT Office Inc.
11601 Wilshire Boulevard
Suite 1690
Los Angeles, California 90025

       Re: 1st stREIT Office Inc.
           Post Qualification Amendment on Form 1-A
           Filed September 25, 2019
           File No. 024-10716

Dear Mr. Bencuya:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment on Form 1-A filed September 25, 2019

Cover Page

1. To the extent applicable, please reduce the amount that you are seeking to qualify by the aggregate amount sold in the prior 12 month period. Refer to Rule 251(a) of Regulation A and Instruction 1 to Form 1-A for guidance.
2. We note section 13 of your Form of Subscription Agreement regarding waiver of court and jury rights. Please revise your offering statement to:

        Further describe the jury trial provision, including how it will impact your investors;

        Describe any questions as to enforceability under federal and state law;

        Clarify whether this provision applies to claims under the federal securities laws and
 Eliot Bencuya
1st stREIT Office Inc.
October 9, 2019
Page 2
       whether it applies to claims other than in connection with this offering;

         To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and

         Clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mike Killoy at 202-551-7576 or Pam Long at 202-551-3765 with any questions.



                                                             Sincerely,
FirstName LastNameEliot Bencuya
                                                             Division of
Corporation Finance
Comapany Name1st stREIT Office Inc.
                                                             Office of Real
Estate & Construction
October 9, 2019 Page 2
cc:       Evyn Rabinowitz
FirstName LastName